Class C Distribution Plan

The Calvert Fund

ADDENDUM TO SCHEDULE B

            The total fees paid by the Class of the Series of the Fund pursuant to this Distribution Plan shall not exceed the rate, as a percentage of the average annual net assets of that Class, set forth below:

The Calvert Fund

            Calvert High Yield Bond Fund

Class C
Distribution Fee	Service Fee
0.75%	0.25%

Effective Date: October 31, 2011